Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
Our ratios of earnings to combined fixed charges and preference dividends for our last five fiscal years are set forth below (dollars in thousands):

	Year Ended December 31,
	2013	2012	2011	2010	2009
Computation of Earnings(1):
Pretax income before income or loss from equity investees	$85,924	$62,659	$35,359	$13,952	$(12,522)
Fixed charges	898	14,217	36,978	40,544	48,846
Less: Preference security dividend requirements of consolidated subsidiaries	—	(12,607)	(34,064)	(35,100)	(38,551)
Total Earnings	$86,822	$64,269	$38,273	$19,396	$(2,227)

Computation of Fixed Charges(1):
Interest expense	$733	$1,392	$2,423	$4,753	$9,653
Amortized premiums, discounts and capitalized expenses related to indebtedness	165	218	491	691	642
Preference security dividend requirements of consolidated subsidiaries	—	12,607	34,064	35,100	38,551
Total Fixed Charges	$898	$14,217	$36,978	$40,544	$48,846
Ratio of Earnings to Fixed Charges(1)	96.68x	4.52x	1.04x	0.48x	—(2)
(1) For purposes of calculating the ratio of earnings to combined fixed charges and preference dividends, earnings is the amount resulting from (1) adding (a) pretax income before income or loss from equity investees and (b) fixed charges and (2) subtracting preference security dividend requirements of consolidated subsidiaries. Fixed charges is the sum of (a) interest expense, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) preference security dividend requirements of our consolidated subsidiaries. Preference security dividend is the amount of pretax earnings that is required to pay the dividends on outstanding preference securities.
(2) Earnings of $49.0 million would have been required in order to attain a ratio of earnings to combined fixed charges and preference dividends of one-to-one for the year ended December 31, 2009.